UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-26757

NetIQ Corporation

(Exact name of registrant as specified in its charter)

1650 Technology Drive, Suite 800 San Jose, CA 95110 (408) 856-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	ý	Rule 12h-3(b)(1)(i)	¨
Rule 12g-4(a)(1)(ii)	¨	Rule 12h-3(b)(1)(ii)	¨
Rule 12g-4(a)(2)(i)	¨	Rule 12h-3(b)(2)(i)	¨
Rule 12g-4(a)(2)(ii)	¨	Rule 12h-3(b)(2)(ii)	¨
		Rule 15d-6	¨

     Approximate number of holders of record as of the certification or notice date:      One (1)

     Pursuant to the requirements of the Securities Exchange Act of 1934 NetIQ Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 30, 2006	By:	/s/ Jeff Hawn

			Name:	Jeff Hawn
			Title:	President